For Immediate Release May 28, 2002	Contact: Alan Carr 816-243-2136 acarr@flyvanguard.com

Vanguard Airlines to Continue to Seek Federal Loan Guarantee and Other Investments

Kansas City, MO-Vanguard Airlines, Inc. (OTC Bulletin Board: VNGD) today confirmed that the Air Transportation Stabilization Board ("ATSB") has denied the Company's current application for a federal loan guarantee. Vanguard is working with the staff to revise its application and plans to re-file a revised structure. Vanguard also confirmed that it is also seeking additional private funds separate from the loan guarantees.

"The capital markets are, in fact, again becoming more open to airline investment," said Scott Dickson, President and CEO of Vanguard Airlines. "At the same time, the ATSB loan guarantee program is being questioned by members of Congress. We intend to continue to work with both the ATSB and the private investment community in our effort to secure financing for the airline's future."

Vanguard announced last week that it had completed a $1.5 million financing, realizing $1.46 million of net proceeds from the sale of $1.5 million principal amount of secured demand notes indirectly convertible into common stock at an effective price of $0.15751 per share. The holders of the notes were also granted certain preferential rights to participate in any subsequent Vanguard financing through at least May 17, 2003.

Vanguard Airlines, Kansas City's Hometown Airline, provides convenient all-jet service to 18 cities nationwide, including Seattle beginning June 3. The airline offers low fares with no advance-purchase requirements, advanced seat assignment and extra legroom on all flights with a fleet of nine Boeing MD-80-series aircraft featuring SkyBox™ Business Class service and four Boeing 737s. For more information or to make reservations online, visit Vanguard's Web site at www.flyvanguard.com.

This press release contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements are made based on management's belief, as well as assumptions made by, and information currently available to, management pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Without limitation, there can be no assurance that Vanguard will obtain new financing with or without federal assistance or that Vanguard will successfully restructure. Further information on risks and uncertainties that could affect the Company's financial results are included in the Company's filings with the Securities and Exchange Commission, including the Form 10-K for the year ended December 31, 2001, and in subsequent filings with the Securities and Exchange Commission.

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